Exhibit 99.1

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tel. 33 (1) 47 44 37 76	Nigeria : New Deepwater Oil Discovery
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre
www.totalfinaelf.com	Paris, May 14, 2002 — TotalFinaElf today announced that its Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd (EPNL), has made a significant new oil discovery in deepwater Oil Prospecting License (OPL) 222, which it operates offshore Nigeria under a Production Sharing Contract (PSC) signed with the Nigerian National Petroleum Corporation (NNPC) in 1993.

The Usan-1 exploration well, located approximately 100 kilometres offshore in 750 metres of water, was drilled to a total depth of 2,725 metres. During tests, the well flowed at a rate of 5,000 barrels of 34° API oil per day. Usan-1 is the second oil discovery on the 1,800 km2 license, following the Ukot-1 discovery, which was drilled in 1998, roughly 10 kilometres to the south.

EPNL holds a 20% interest in block OPL 222, in partnership with Chevron Petroleum Nigeria Ltd, Esso Exploration and Production Nigeria and Nexen Inc.

This new discovery represents a milestone for TotalFinaElf, whose strategy is to strengthen its position in the deepwater Gulf of Guinea.
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